UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

BC Form 51-901F Quarterly and Year End Report containing:

1.	Auditors Report
2.	Schedule A Consolidated Financial Statements for Fiscal Year ending July 31, 2004
3.	Schedule B Supplementary Information
4.	Schedule C Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

November 30, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-901F

Annual Report

Incorporated as part of:

____x____ Schedule A

_________ Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC  V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:  (604) 294-8709

CONTACT PERSON:  Ralph Proceviat

CONTACT’S POSITION:  President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2004

DATE OF REPORT:  November 24, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

“Ralph Proceviat”

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

“Sherrill Cyr”

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

INDEPENDENT AUDITORS' REPORT
To the Shareholders of Thrilltime Entertainment International, Inc.

We have audited the consolidated balance sheets of Thrilltime Entertainment International, Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of The Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended July 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
September 30, 2004, except as to note 15 which is as of November 24, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Shareholders dated September 30, 2004, except as to note 15 which is as of November 24, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada
September 30, 2004, except as to note 15 which is as of November 24, 2004

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at July 31, 2004

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$ 170,213	$ 202,943
Accounts receivable	307,178	378,055
Income taxes recoverable	38,000	–
Inventories (note 3)	147,254	188,083
Prepaid expenses	45,752	19,772
	708,397	788,853

Capital assets (note 4)	17,206	22,373

Deferred financing costs	5,000	25,000

	$ 730,603	$ 836,226
Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$ 499,089	$ 366,385
Income and other taxes payable	79,682	21,473
Current portion of long-term debt (note 6)	2,570,749	2,952,240
	3,149,520	3,340,098

Long-term debt (note 6)	150,463	–
	3,299,983	3,340,098
Shareholders’ deficiency:
Share capital (note 7):
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus (note 7(b))	505,236	505,236
	8,306,359	8,306,359

Deficit	(10,875,739)	(10,810,231)
	(2,569,380)	(2,503,872)

	$ 730,603	$ 836,226

Continuing operations (note 1)

Commitments and contingencies (note 13)

On behalf of the Board:

“Ralph Proceviat”

Director

    “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002

Product sales	$ 683,725	$ 963,749	$ 1,678,899

Cost of sales	426,236	592,897	1,110,444

Gross margin	257,489	370,852	568,455

Royalty revenue	1,007,774	1,024,889	982,547
Other revenue	51,848	261,166	299,650
	1,317,111	1,656,907	1,850,652
Operating expenses:
General and administration	984,517	1,285,377	1,372,424
Marketing and selling	28,685	37,178	56,984
Research and development	15,726	11,210	9,053
	1,028,928	1,333,765	1,438,461

Operating income (loss) before interest expense, income taxes, amortization, and under noted	288,183	323,142	412,191

Interest expense net of interest income	347,295	513,792	676,054
Amortization of capital assets	5,704	44,318	103,326
Amortization of patent rights	–	1,005,160	1,664,946
Write-down of assets, legal and other costs (note 8)	–	1	331,000
Gain on settlement of convertible securities (note 6(a))	–	(6,116,246)	–
	352,999	(4,552,975)	2,775,326

Income (loss) before income taxes	(64,816)	4,876,117	(2,363,135)

Income tax expense (note 9)	692	57,124	80,031

Net income (loss) for the year	(65,508)	4,818,993	(2,443,166)

Deficit, beginning of year	(10,810,231)	(15,629,224)	(13,186,058)

Deficit, end of year	$ (10,875,739)	$(10,810,231)	$(15,629,224)

Earnings (loss) per share (note 7(e))	$ (0.003)	$ 0.26	$ (0.14)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (65,508)	$ 4,818,993	$ (2,443,166)
Items not involving cash:
Amortization of capital assets	5,704	44,318	103,326
Amortization of patent rights	–	1,005,160	1,664,946
Amortization of deferred financing costs	20,000	47,206	85,297
Amortization of deferred gain (note 6(a))	–	(62,697)	(150,475)
Gain on settlement of convertible securities (note 6(a))	–	(6,116,246)	–
Gain on disposal of capital assets	(270)	–	–
Gain on disposal of Skycoaster® (note 4)	–	(175,000)	–
Loss on disposal of capital asset	–	6,173	–
Stock compensation	–	9,855	–
Non-cash interest on convertible securities	–	189,320	452,220
Write-down of inventory	–	–	331,000
Write-down of investment	–	1	–
Cash flows from (used in) operations	(40,074)	(232,917)	43,148
Change in non-cash operating working capital:
Accounts receivable	70,877	18,775	254,516
Income taxes recoverable	(38,000)	–	–
Inventories	40,829	(15,351)	190,194
Prepaid expenses	(25,980)	(1,647)	1,272
Accounts payable and accrued liabilities	132,704	153,782	(692,892)
Customers deposits	–	–	(25,000)
Income and other taxes payable	58,209	(33,775)	(36,487)
Cash flows from (used in) operating activities	198,565	(111,133)	(265,249)

Cash flows from (used in) financing activities:
Repayment of long-term debt	(231,028)	(184,562)	(557,153)
Issuance of common shares	–	65,859	–
Cash flows from (used in) financing activities	(231,028)	(118,703)	(557,153)
Cash flows from (used in) investing activities:
Capital assets	(867)	(7,950)	(3,853)
Proceeds on disposal of capital assets	600	–	–
Proceeds on disposal of Skycoaster®	–	175,000	–
Cash flows from (used in) investing activities	(267)	167,050	(3,853)

Decrease in cash and cash equivalents	(32,730)	(62,786)	(826,255)

Cash and cash equivalents, beginning of year	202,943	265,729	1,091,984

Cash and cash equivalents, end of year	$ 170,213	$ 202,943	$ 265,729

Supplementary cash flow information (note 10)

See accompanying notes to the consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2004, the Company had a working capital deficiency of $2,439,123, shareholders’ deficiency of $2,569,380, was non-compliant with terms in certain debt instruments (note 6) and generated a loss in the current fiscal year.  Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 14.

(b) Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with a term to maturity of three months or less on acquisition.
(c) Inventories:
Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.
(d) Capital assets:
Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life as follows:

Asset	Method and rate

Equipment	Declining-balance basis at between 20% and 30% per annum
Skycoasters®	Straight-line basis over the term of their operating agreements (3-5 years)

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 6). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Patent rights:

Patent rights acquired as a result of business acquisitions are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be 5 years. Management reassesses the net recoverable amount of the patents on a periodic basis, based on the estimated undiscounted future net cash flows. An impairment charge is recognized to the extent that the carrying value exceeds its net recoverable amount.

(g) Stock based compensation:

Effective August 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the grant date.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and nonforfeitable at the grant date is measured and recognized at that date.

The Company issues shares and share options under its share-based compensation plans as described in note 7(c).  Any consideration paid by employees on exercise of the share options or purchase of shares is credited to share capital.

(h) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar.   Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

(i) Revenue recognition:

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(j) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment or substantive enactment date. Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

(k) Use of estimates:

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for accounts receivable, inventories, capital assets, investments, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.

(l) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(m) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.
3. Inventories:

	2004	2003

Top Eliminator:
Spare parts	$128,511	$155,535

Skycoaster:
Spare parts	18,743	32,548

	$147,254	$188,083

4. Capital assets:

			2004	2003
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$127,802	$110,596	$17,206	$22,373
Skycoasters	112,089	112,089	−	–

	$239,891	$222,685	$17,206	$22,373

Cost of equipment as of July 31, 2003 was $132,483 and cost of Skycoasters as at July 31, 2003 was $112,089. Accumulated amortization at July 31, 2003 was $110,110 and $112,089, respectively.  During fiscal 2003 the Company sold one of the previously leased Skycoasters.

5. Patent rights:
The continuity of patents rights is as follows:

Cost of patent rights acquired during fiscal 1998	$12,024,599
Purchase price adjustments	(1,294,522)
Amortization	(3,989,680)
Write-down during fiscal 1999	(2,405,344)

Balance at July 31, 2000	4,335,053
Amortization	(1,664,947)

Balance at July 31, 2001	2,670,106
Amortization	(1,664,946)

Balance at July 31, 2002	1,005,160
Amortization	(1,005,160)

Balance at July 31, 2004 and 2003	$−

6. Long-term debt:

              2004                     2003

Note payable bearing interest at 5% per annum (note 6(a))	$60,000	$60,000

Amount due for settlement agreement (note 6(b))	195,515	235,573

Non-convertible secured loan bearing interest at 10.5% per annum (note 6(c))	2,465,697	2,656,667
	2,721,212	2,952,240

Less current portion of long-term debt	(2,570,749)	(2,952,240)

	$150,463	$–

(a) Note payable:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”), explained in detail in note 7(b) of the audited July 31, 2003 financial statements, to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.  The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744 common shares, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).  At the time of the settlement, the potential 26.68% holdings of the Debenture holder was reduced to 3.7% of the then 20,007,297 outstanding common shares.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay  $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest was to be paid in four monthly installments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

The effect of the settlement as at January 23, 2003 was as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common shares converted and issued – 750,000 at US $1.11	(832,500)
Equity component of debenture	(495,381)
(1,447,881)
Gain on settlement of convertible securities	$6,116,246

(b) Amount due for settlement agreement:

During fiscal 2000, the Company renegotiated the terms and conditions of an October 1998 Settlement Agreement with a third party relating to the acquisition and further development of an improved amusement park dragster concept and ride. The 1998 Settlement Agreement, explained in detail in note 7(b) of the Company’s audited July 31, 2003 financial statements, provided for a Share Price Differential associated with common shares and stock options issued to and excercised by the third party.  As part of this settlement, the Company agreed to pay the third party a total of $750,000, which was accrued as at July 31, 1999, in installments during the period to August 1, 2003, and granted the third party an option to acquire two Skycoasters at the Company’s cost. The parties also agreed to cancel the 500,000 unexercised stock options and eliminate the previous terms regarding the Share Price Differential and all other terms and conditions relating to the original Agreement.

On August 1, 2001, the Company paid $200,000 to the third party and on June 28, 2002 renegotiated the remaining $250,000 that was due on or before March 31, 2002. The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825 beginning August 1, 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260,135, as part of the settlement, $100,000 was  due and payable August 1, 2003.

In May 2004, the Company  negotiated an amendment to the payment schedule whereby commencing June 1, 2004, the monthly payments to retire the full amount of the principal and interest outstanding amounting to $202,660  was  decreased to $4,995 from $11,825. The unpaid amount bears interest at the rate of eight and one half percent (8.5%) per year payable over a period of forty-eight (48) months.  The Company has an option to pay off this debt by making a payment of $140,000 on or before January 1, 2005.

(c) Non-convertible secured loan:

On November 5, 1999, the Company completed a $4,000,000 financing by way of a non-convertible secured loan bearing interest at 10.5% per annum which is repayable over five years in quarterly installments of principal and interest totaling $261,319.  The funds were used to complete the acquisition of SkyFun 1, Inc.  Under the terms of the loan agreement, the Company has pledged to the lender its common shares of Skycoaster, Inc., the Company’s subsidiary that merged with SkyFun 1, Inc., as well as the Skycoaster worldwide patents, trademarks and royalty stream. The loan may be repaid at any time with a penalty equal to the interest the lender would have otherwise earned over the remaining term of the loan.

On March 13, 2002, the Company renegotiated the payment terms of the loan agreement. It was agreed the loan would be repaid in sixteen (16) quarterly installments of principal and interest, the first four installments each in the amount of $70,349 commencing on February 15, 2002 and the last twelve installments each in the amount of $261,320 commencing February 15, 2003. All other terms of the loan remain in full force and effect.

As at July 31, 2004 the Company has not been in a position to make the scheduled May 15, 2003, August 15, 2003, November 15, 2003, February 15, 2004, May 15, 2004 payments totaling $1,306,595 and therefore the entire balance of the loan is due on demand and classified as a current liability.  As at July 31, 2004, in its efforts to eliminate this debt, the Company is seeking a buyer(s) for the shares and /or assets of Skycoaster, Inc. and continues to receive co-operation from the lender who has not yet demanded repayment of the loan.

7. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:

	Number of shares	Amount

Balance at July 31, 2000, 2001 and 2002	17,504,497	$7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities (note 6(a))	750,000	832,500
Treasury shares cancelled	(247,200)	(1,003,235)

Balance at July 31, 2004 and 2003	20,007,297	$7,801,123

During fiscal 2003, the Company cancelled 247,200 shares held in treasury with a stated value of $1,003,235.

As a result of the discharge of the convertible debenture (note 6(a)), the Company recognized an increase in contributed surplus of $495,831 which represents a settlement of the equity component of the debenture at an assigned value of $nil.

(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The continuity of stock options for fiscal 2004 is as follows:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2003	Granted	Exercised	Cancelled	2004

11/25/05	Cdn. $0.10	1,900,000	–	–	–	1,900,000
12/31/05	Cdn. $0.16	300,000	–	–	(300,000)	–
		2,200,000	–	–	(300,000)	1,900,000
Weighted average exercise prices (Cdn. $)		$0.11	$–	$–	$(0.16)	$0.10
Number of options exercisable						1,172,850

The summary continuity of stock options for fiscal 2003 is as follows:

	July 31,			Expired or	July 31,
	2002	Granted	Exercised	Cancelled	2003

	1,030,000	2,075,000	–	(905,000)	2,200,000
Weighted average exercise prices (Cdn. $)	$0.19	$0.10	$–	$(0.20)	$0.11

The summary continuity of stock options for fiscal 2002 is as follows:

	July 31,			Expired or	July 31,
	2001	Granted	Exercised	Cancelled	2002

	1,235,000	300,000	–	(505,000)	1,030,000
Weighted average exercise prices (Cdn. $)	$0.60	$0.16	$–	$(1.15)	$0.19

As outlined in note 2(b), the Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.  However, since no options were granted in 2004 and all outstanding options were fully vested as at July 31, 2003, there is no need for pro forma disclosure.

If compensation costs for the Company’s employee stock options issued in 2003 had been determined using the fair value method of accounting for stock-based compensation, for the year ended July 31, 2003, the Company’s net income would have decreased by $135,682 to $4,683,311 and by $0.01 per share to $0.25 per share.

Options issued in 2003 had a weighted fair value of Cdn. $0.10 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	2.94
Expected dividend	Nil
Expected volatility	269%
Risk-free interest rate	10.5%

(d)

Share purchase warrants:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2003	Warrants Issued	2004

01/20/05	Cdn. $0.10	Cdn. $200,000	–	Cdn. $200,000

Summary of share purchase warrants for fiscal 2003 is as follows

July 31,	Number of	July 31,
2002	Warrants Issued	2003

Cdn. $–	2,000,000	Cdn. $200,000

On January 20, 2003, the Company completed a private placement for 2,000,000 shares.  Each share includes one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one-year hold period and cannot be sold or transferred until January 20, 2004.  On January 9, 2004, the Company received approval from the TSX Venture Exchange to extend the warrant exercise period from January 20, 2004 to January 20, 2005.

There were no share purchase warrants outstanding for fiscal 2002.

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 20,007,297 (2003 – 18,679,000; 2002 – 17,257,297). Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

8. Write-down of assets, legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

	2004	2003	2002

Write-down of Top Eliminator inventory	$−	$−	$331,000
Write-down of investment in Malibu	–	1	–
	$–	$1	$331,000

9. Income taxes:
The income tax rate for the years ended July 31, 2004, 2003 and 2002 varied from the basic federal and British Columbia provincial income tax rate as follows:

	2004	2003	2002

Basic rate	(36.4)%	38.4%	(39.4)%
Benefit of previously unrecognized losses	(77.0)%	–	–
Tax benefits of losses not recognized	41.2%	1.4%	11.37%
Foreign taxes differing from basic rate	(5.4)%	–	0.48%
Gain on settlement of convertible securities not taxable	−	(47.5)%	−
Withholding taxes on inter-corporate interest	64.7%	0.50%	0.45%
Amortization of patent rights not tax deductible	–	7.22%	25.46%
Other	14.0%	1.18%	3.64%

Effective rate	1.1%	1.2%	2.0%

Income tax expense(recovery) comprises the following:
United States federal and state income taxes	$(41,274)	$3,146	$49,991
Withholding taxes	41,966	53,978	30,040
	$692	$57,124	$80,031

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2004	2003
Future income tax assets
Tax loss carry forwards	$408,795	$331,878
Unpaid interest	162,316	110,975
Capital assets	125,343	171,503
Other	14,560	–
Total gross future income tax assets	711,014	614,356
less: valuation allowance	(709,193)	(612,396)
Total future income tax assets	1,821	1,960
Total future income tax liability	(1,821)	(1,960)
	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

At July 31, 2004, the Company has non-capital losses carried forward for tax purposes totaling approximately $1,186,040 which are available to reduce taxable income of future years in the amount of $230,326 in Canada and $955,714 in the United States. The losses in Canada expire commencing in 2010 and in the United States commencing in 2018 through 2024.

10. Supplementary cash flow information:
Supplementary cash flow disclosure and non-cash financing and investing activities are as follows:

	2004	2003	2002
Interest paid	$–	$228,380	$295,067
Income taxes paid	–	54,608	59,818
Non-cash financing activities:
Share issued on settlement of convertible securities	−	$832,500	−

11. Financial instruments:
(a) Fair value:

As at July 31, 2004 and 2003, the carrying amounts of the Company’s current financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt approximates its fair value due to the fact that the Company is in default on repayments and the lender may demand repayment.

(b) Concentration of credit risk:

There are no sales of amusement rides for the year ended July 31, 2004.  In 2003 one ride sale customer accounted for 22% of all product sales and in 2002 two ride sale customers accounted for 46%. As at July 31, 2003, the customer was not indebted to the Company but in 2002 accounts receivable from the two customers represented the following percentage of total assets (2002 – 1%; 2001 – 8%).  Management utilizes established credit policies to mitigate this risk.

12. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total
2004:
Revenues including interest income	$213,398	$1,530,074	$1,743,472
Income(loss) for the year	(594,663)	529,155	(65,508)
Identifiable assets	152,349	578,254	730,603

2003:
Revenues including interest income	$227,663	$2,022,856	$2,250,519
Loss for the year	4,796,274	22,719	4,818,993
Identifiable assets	49,289	786,937	836,226

2002:
Revenues including interest income	$239,528	$2,737,529	$2,977,057
Loss for the year	(1,148,877)	(1,294,289)	(2,443,166)
Identifiable assets	101,298	1,894,399	1,995,697

13. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2005	$42,688
2006	4,495
2007	4,231
2008	1,057
2009	–
$52,471

(b)

Due to the nature of the Company's business, and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer, the Company carries general liability insurance, which provides coverage of up to a general aggregate limit of $1 million (2003 - $1 million) per loss occurrence with a self-insured retention of $25,000 (2003 - $25,000).  Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters, the Company's estimates of the outcome of such matters and its experience in contesting, litigating and settling similar matters.  However, should the claim be settled for amounts in excess of the established reserves, such costs will be charged to operations as incurred.  None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position, operations, or liquidity.

14. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP, the inventory write-down of $nil (2003 - $nil, 2002 – $331,000) would be included in cost of sales and the amortization of capital assets of $5,704 (2003 - $44,318, 2002 - $103,326), amortization of patent rights of $nil (2003 - $1,005,160, 2002 - $1,664,946), the write-down of other assets, legal and other costs of $nil  (2003 - $1, 2002 - $nil) would be included in operating expenses.  These differences are summarized as follows:

	2004	2003	2002

Gross margin under Canadian GAAP	$257,489	$ 370,852	$568,455
Write-down of Top Eliminator inventory	-	–	(331,000)

Gross margin under U.S. GAAP	$257,489	$ 370,852	$237,455

	2004	2003	2002

Operating income (loss) under Canadian GAAP	$288,183	$ 323,142	$412,191
Amortization of capital assets	(5,704)	(44,318)	(103,326)
Amortization of patent rights	–	(1,005,160)	(1,664,946)
Write-down of other assets, legal and other costs	–	1	–

Operating income (loss) under U.S. GAAP	$282,479	$(726,335)	$(1,356,081)

(b) Impairment of long-lived assets:

Under U.S. GAAP, the $2,405,344 write-down of patent rights in 1999 would have been calculated using discounted estimated future cash flows.  Under such calculation methods, using a discount rate of 10%, an additional provision of $1,245,202 would have been recorded.  In fiscal 2000 and future years, this difference would reduce amortization of patent rights for U.S. GAAP purposes.  In fiscal 2003, the patents rights were fully amortized.  As such, no difference exists in fiscal 2004.

(c) Convertible securities:

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP, the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 6(a) at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (note 6(a)), under U.S. GAAP, convertible securities in long-term debt as at July 31, 2004 would be $nil (2003 - $nil), equity component of convertible debentures as at July 31, 2004 would be $nil (2003 - $nil), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, interest expense for the year ended July 31, 2004 would decrease by $nil (2003 - $48,941, 2002 - $95,820), the contributed surplus from the discharge component of the convertible securities for the year ended July 31, 2004 would increase by $479,619 (2003 - $479,619)  and deficit at July 31, 2004 would increase by $479,619 (2003 - $479,619).

Differences affecting the Company’s financial statements are summarized as follows:

	2004	2003	2002

Income (loss) for the year under Canadian GAAP	$(65,508)	$4,818,993	$(2,443,166)
Reduction in amortization of patent rights	–	208,604	345,533
Interest expense adjustments for equity component of convertible securities	–	48,951	95,820

Income (loss) for the year under U.S. GAAP	$(65,508)	$5,076,538	$(2,001,813)

Earnings (loss) per share under U.S. GAAP	$(0.003)	$0.27	$(0.15)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2004
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(10,810,231)	(479,619)	(11,289,850)

Income (loss) for the year	(65,508)	–	(65,508)

Deficit end of year	(10,875,739)	(479,619)	(11,355,358)

Shareholders’ deficiency	$(2,569,380)	$9,000	$(2,560,380)

2003
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(15,629,224)	(737,164)	(16,366,388)

Income for the year	4,818,993	48,941	5,076,538
		208,604

Deficit end of year	(10,810,231)	(479,619)	(11,289,850)

Shareholders’ deficiency	$(2,503,872)	$9,000	$(2,494,872)

15. Subsequent Events:

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  As of  November 24, 2004, the Company has been unable to put a new insurance policy in place.

FORM 61

Quarterly Report

Incorporated as part of:                             Schedule A

                                                                 x Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC

                                    V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:        President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2004

DATE OF REPORT:  November 24, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

Sherrill Cyr

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2004

Refer to financial statements and notes in Schedule A.  Supplemental disclosure is as follows:

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Cost of sales:

Cost of sales totals $426,236, which includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $984,517 for the year and includes $244,779 for general liability insurance, $68,060 for legal fees,  $48,723 for accounting and audit, $87,156 for rent, $419,407 for wages, benefits and consulting fees and the remaining $116,392 for travel, telephone and office expenses.

Marketing and selling expenses totaling $28,685 includes $5,850 for shareholder communications, $2,800 for advertising and promotion of the Company’s attractions and $20,035 for the annual IAAPA trade show held in Orlando, Florida.

Interest expense:

Interest expense of $347,295 (net of interest income of $124) relates to a non-convertible secured loan.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the current fiscal year.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

a)

No common shares were issued during the year.

b)

No stock options were granted during the year.

c)

No warrants were granted during the year.

SUMMARY OF SECURITIES AS AT JULY 31, 2004

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2003	Granted	Exercised	Cancelled	2004
10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	(300,000)	-
		2,200,000	-	-	(300,000)	1,900,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2003	Warrants Issued	2004
01/20/05	Cdn. $0.10	2,000,000	-	2,000,000

d)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Schedule C: Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s audited annual financial statements for the year ended July 31, 2004, which have been prepared on the basis of available information up to November 24, 2004.  This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc., through its subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc. (the “Company”), is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates revenue from the following sources:

a)	Sales of rides (including installation supervision);
b)	Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;
c)	Mandatory annual site certification revenue; and
d)	Sales of specific parts and services.

OUTLOOK

As at July 31, 2004 the Company had $170,213 in cash and short-term deposits compared to $202,943 as at July 31, 2003, a decrease of $32,730.  The Company’s outlook to pursue other opportunities outside of the amusement ride industry is dependent upon the outcome of discussions with its lenders and the resolution of issues pertaining to ongoing liabilities and risks associated with future operational matters.  Despite the fact that the long term debt was reduced by over 70% in the last two fiscal years, the Company has not been able to meet its debt servicing obligations associated with the debt related to the acquisition of Skycoaster, Inc. in 1999 and, as outlined in the section of this report entitled Debt Reduction and Management Program, is in arrears with a secured lender totaling approximately $1.8 million as at November 24, 2004. At this time, all lenders are co-operating with the Company in view of the efforts underway to liquidate and eliminate its debts.

As a consequence to the failed negotiations between Crates Thompson Capital,  disclosed in a press release issued September 1, 2004, management has been focused on preserving cash and managing its working capital while discussions with its lenders and potential buyers continues to takes place.

OPERATIONS – For the year ended July 31, 2004

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the fiscal year ended July 31, 2004 were $1,743,472 compared to $2,250,519 for the comparable period a year earlier.  The 22.5% decline in product revenue is due in part to the continued sluggish US economy, lower attendance at parks, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the fiscal year was $257,489 compared to $370,852 for the corresponding period a year ago due to lower product sales revenue. As a percentage of product sales, gross profit for the year came in at 37.7 % compared to 38.5% for the comparable period.

Royalty and other revenue for the year was $1,059,622, compared to $1,286,055 for the previous year due in part to lower ride revenue associated with lower attendance at the parks, and the fact that in 2003 the Company sold a Skycoaster® asset to a joint venture partner as part of a buy out option and the Company is now receiving royalty rather than joint venture revenue.

Operating Expenses

As a result of implementing cost cutting measures, general and administration expenses for the fiscal year ended July 31, 2004 were $984,517, compared to $1,285,377 for the corresponding fiscal year ended July 31, 2003, down $300,860, or 23%.  These expenses include $244,779 for insurance coverage, down $154,929 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the $1 million US primary coverage.   Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.  Also included in General and Administrative expenses are legal fees which amounted to $68,060, down $21,384 over the same period in 2003.  These fees primarily include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).

Wages, benefits and consulting fees amounted to $419,407 down $58,916, or 12% from the previous fiscal year.  Due to the uncertainty, timing and nature of a yet to be determined financial settlement with the secured lender in terms of share vs. asset transaction, wages for August and September 2004 were paid to employees in advance and are included in prepaid expense at year end.  Rent, telephone and travel amounted to $122,976, down $29,546, or 19%.  Audit and regulatory fees were $59,013, down $15,063, or 20%.  The remaining $70,282 in General and Administrative expenses relate to general office expenditures, down $21,022, or 23% from the comparable period the previous year.

Marketing and selling costs for the fiscal year amounted to $28,685, down $8,493, or 23% from the same period a year ago.  Included in these costs is $5,850 for shareholder communications, $2,800 in advertising and promotion of the Company’s attractions and $20,035 for the annual IAAPA trade show held in Orlando, FL in November 2003.

Research and development costs of $15,726 for the fiscal year relate to costs incurred to explore new concepts for the existing rides, up $4,516 from the previous year.

Operating Income

Operating income, before interest expense, income taxes and amortization for the fiscal year end July 31, 2004 was $288,183 compared to an operating income of $323,142 for fiscal 2003.  This decrease was due primarily to the decline in product sales and other revenue.

Interest expense, net of interest income of $124 was $347,295, compared to interest expense of $513,792 for fiscal 2003. The decrease of $166,497 is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for fiscal 2004 of $5,704 relates to capital assets, compared to $44,318 for fiscal 2003.  The decrease is attributed to the sale of the Skycoaster® asset to a joint venture partner in the prior year.

Net Income

Net loss for the year ended July 31, 2004 was $65,508 or $0.003 loss per share, compared to a net income of $4,818,993 or $0.26 earnings per share for fiscal 2003.    Included in the $4,818,993 fiscal 2003 figure is a gain of $6,116,246 relating to the settlement reached with the convertible debenture holder on January 23, 2003.  Excluding the gain of $6,116,246, the net loss for the same period in 2003 was $1,297,253, or $0.07 loss per share.

Net cash flow used in operations for the period was $40,074 or $0.002 per share compared to $232,917 or $0.01 per share for the same period last year.

Capital Structure

As of November 24, 2004 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

In 1998, the Company issued convertible securities for $6 million to fund the initial portion of the acquisition costs of Skycoaster, Inc.  The same year, the Company entered into a Top E® Settlement Agreement associated with Superstar Dragsters, Inc.  In 1999, the remaining portion of the acquisition costs of Skycoaster was funded  by way of a $4 million secured debenture.

As a result of the continued pull back in capital spending by amusement and theme parks due to the sluggish global economy and the effects of September 11, 2001, coupled with the territorial constraints built into the existing licenses, the Company’s operating businesses have not been successful in generating sufficient cash flow from the sale of rides, parts and service and royalties to cover its debt service obligations associated with these debts.

Facing limited growth in new ride sales and a low share price due to the high level of debt, the Board of Directors implemented a plan to aggressively reduce and ultimately eliminate its debt entirely.   In fiscal 2003, as a key initiative in its debt reduction plan, the Company successfully negotiated the elimination of the $6 million convertible debenture. In fiscal 2004, the Company continued to work with the holder of the $4 million secured debenture and was successful in renegotiating the payment terms of the Top E® settlement agreement.  Several requests to the secured debenture holder to extend the amortization term of the Skycoaster acquisition loan to more closely match the expiry of the life of the patents have been turned down in favor of finding a buyer for the Company’s subsidiaries.

Summary of Debt as at:

	July 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	455,439
6% implicit interest on convertible securities	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	(55,381)
	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum	195,515	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667	2,656,667
	$2,721,212	$2,952,240	$9,958,925

Even with a 73% drop in its overall debt from its July 31,2002 level, in its desire to clean up the Company’s balance sheet and strengthen its financial position for future growth, further debt reduction was required and the Board of Directors made a decision to seek out partners or buyers for its two subsidiary companies, preferable as one package since the operations, product knowledge and customer care are currently shared between the two.  In order to cure the defaults with its lenders, the Company, with the support of the lenders, approached a number of parties about acquiring the shares and assets of Skycoaster, Inc. and Superstar Dragsters, Inc.

On January 22, 2004, a Letter of Intent was entered into between the Company and Crates Thompson Capital (“CTC”) and S&S Worldwide, Inc. The original terms included the sale of shares of both Skycoaster, Inc. and Superstar Dragsters, Inc. and a seven year revenue share tied to future sales, related royalties and parts and service revenue.

As disclosed in a press release dated March 10th, 2004, CTC exercised its option to re-structure the deal as an acquisition of assets vs. shares of both companies.  It was on the basis that if all of the Company’s obligations were ultimately taken care of and the revenue earnout component remained intact, management would and did proceed with obtaining interim approval from its lead lender, shareholder approval at an extraordinary meeting held May 5, 2004 and conditional approval from the TSX Venture Exchange.  However, after receiving draft definitive agreements it was clear that more extensive negotiations and due diligence were required to ensure the Company was not left with an overhang of debt and liabilities relating to both companies.

On May 13, 2004, CTC informed the Company that it was now not prepared to assume Superstar’s debt and wanted the asset purchase of Superstar backed out of the deal.  Leaving Superstar on the table, not only left the Company with a substantial debt obligation but, without the economies of scale realized by running both companies under one operating structure (i.e. general liability insurance, management and operating personnel and facilities, etc.), the Company’s risks and financial exposure would increase significantly as it would not have the financial resources to cover operating shortfalls, nor would it have the technical expertise to provide ongoing support to its Superstar customer base. The revised terms sought by CTC did not provide the Company with the liability protection and debt free status on which both shareholder approval and TSX conditional approval were obtained. (See RISKS section below.)

The complications associated with breaking up the combined operations of the companies, including the selective choosing of assets and contracts, the non-assumption of certain liabilities, the payout mechanics and restrictions of the seven year earnout, and CTC’s unwillingness to assume the debt related to Superstar, led to strained negotiations and revised draft definitive agreements were never delivered by CTC.  On September 1, 2004, the Company announced that negotiations with CTC were terminated.

With the collapse of talks with CTC, discussions are continuing to take place with the secured debenture holder.  Management is also continuing to pursue the possibility of the sale of Superstar to other potential buyers in an effort to eliminate the Top E® Settlement Agreement debt.    At this time, there is no assurance that the lenders will continue to work with the Company and the Company’s viability is at risk.

RISKS

Risks Associated with the Sale of the Company’s Subsidiaries – Shares versus Assets

The risks to the Company differ significantly depending on whether the sale of the subsidiaries takes the form of a share purchase or an asset purchase.

Under a share purchase structure the new owner takes title to the shares of the business, takes over the assets and assumes all the past, present and future liabilities associated with the business.  From the Company’s perspective, as was the case when the Company acquired Sky Fun 1, this is the preferred method for structuring the sale of the two subsidiaries as it is the simplest method of changing ownership (no need to assign patents, trademarks and license agreements etc.) and, rightfully, puts the risk management program in the new owner’s hands.  If the safety and risk management programs established by the subsidiary companies are maintained and/or enhanced, any liability exposure to the buyer shall be minimal in view of the excellent safety record maintained by the Company’s subsidiaries.

Under an asset purchase structure, the buyer has a choice in terms of what specific assets and/or liabilities it will be acquiring and assuming from either subsidiary.  An asset based transaction can and will be problematic for the future of the subsidiaries as well as the Company, especially if the assets are not sold on an “as is” basis and the buyer is not willing to assume all obligations as Licensor in each and every license agreement.  It is management’s contention that if a buyer takes over the rights to the patents and trademarks, and by doing so is entitled to receive future royalties and benefits outlined in each License Agreement, the buyer should rightfully take over the risks associated with the ownership of those patents and trademarks.  Without indemnification from the Buyer, the Company faces unlimited exposure and risks (over which it has no control) should the buyer decide at any time in the future to drop the safety and risk management programs currently in place.

Under either scenario, Management and the Board of Directors are focused on positioning the Company to be debt and liability free.  This has been a key factor in all negotiations.  If a sale to a buyer or lender does not guarantee or fails to provide ongoing and future protection to the Company, attracting new investments and new investors will prove to be difficult.  A share transaction provides the Company with the highest level of protection.

Some of the risk factors associated with an asset transaction that Management and the Board are addressing in discussions with buyers and lenders include the following:

a)

The Company and/or the subsidiaries could be named as a defendant in product liability claims without having the technical expertise and financial resources available to not only defend itself but also the insurance companies involved in the Company’s past policies.

b)

A large portion of parts sold annually have a maximum life of five years and are subject to annual inspections to ensure safety.  If a buyer chooses not to continue with the established policies of annual inspections and maturity expiration dates, the Company could be held liable in the event of a failure or an accident or tied up in costly litigation in an attempt to prove under who’s administration the responsibility lies. In addition, most parks carry a revolving inventory of spare parts directly tied to the Company’s proprietary ride and flight system.  Since parts will not be segregated by pre or post owner of the patents, in the event of a defective or malfunctioning part it would be virtually impossible to establish which company originally provided the part. The Company could again find itself tied up in the US court system defending itself.

c)

In past insurance claims against Skycoaster, both Skycoaster and the Company have been named as co-defendants in regards to claims for injury arising by, through or in connection with design or manufacturing defects. Parks are also named as co-defendants but in regards to operations and maintenance of the rides.  Under an asset purchase, management contends that by default, the owner of the patent must assume liability for design defects, particularly in view of the fact that they will continue to receive ongoing revenues and royalties tied to the patents.  With the Company divesting itself of the patents it should have no further obligations in connection with the design.

d)

Under an asset transaction there is a risk that the buyer will “cherry pick” the cream of the royalty paying licenses and leave behind those that either do not pay royalty or only pay a minimum.  In addition, a number of Skycoasters® have been taken out of service over the years due to park closures etc, and as such are not currently licensed.  The owner of the patent must ultimately take responsibility for any Skycoaster® ever built whether or not it is currently in operation in order to protect its patent and trademark rights and fulfill its ongoing obligations as Licensor in all license agreements.   The Company/Skycoaster cannot be left with any responsibilities/liabilities once the patents and trademarks change hands.  If the buyer is not willing to assume the role as licensor and take over all license agreements, the Company, as the remaining party to the license, will not be in a position to continue to provide support and services and cannot expose itself to ongoing risk and possible litigation for nonperformance.

e)

The Company and/or the subsidiaries will not be in a position to obtain general liability insurance coverage on a go forward basis as it will have no control over the operations taken over by the buyer, nor will it have the ability to monitor and enforce the mandatory safety program established for the Company’s customers in order to reduce potential risks.

f)

Under the current license agreements the Company, through its subsidiaries, is indemnified by the Licensees in regards to specific risks and, in addition, must be named as an additional insured party in regards to operations and maintenance by the park.  It is imperative that with an asset transaction the Company retains this protection.

g)

The operations team in the US supports both Skycoaster® and Top E® customers.  If a buyer for Superstar Dragsters is not found, the Company will not be in a position to support the customer base as it will not have the in-house expertise to support the operations nor the financial resources to cover the costs of operations.

h)	Ongoing risks associated with the potential to lose key operations personnel during the negotiation process.
i)	Ongoing financial obligations such as lease and office equipment commitments and legal, tax and statutory costs associated with ultimately winding down the subsidiaries.

Without ensuring that the Company is free and clear of any ongoing or collateral risks associated with its investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

If, under an asset purchase scenario, the risks mentioned herein are not eliminated and/or mitigated and the Company is not indemnified by the buyer, then the Company may need to seek creditor protection and/or bankruptcy as a means to eliminating its potential exposure to future product liability claims resulting from events arising outside of its control.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2004, the Company had a working capital deficiency of $2,439,123, a shareholders’ deficiency of $2,569,380, was non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.

As at July 31, 2004 the Company had $170,213 in cash and short-term deposits compared to $202,943 as at July 31, 2003, a decrease of $32,730.

Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. Despite the fact that the long term debt has been reduced significantly over the past few years, the Company continues to struggle to meet its debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, the Company’s future operations are dependent upon completing the sale of the Company’s subsidiaries to resolve its debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary companies, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

a)

On September 1, 2004, the Company announced in a press release that negotiations with Crates Thompson Capital to acquire the shares and/or assets of Skycoaster, Inc. and Superstar Dragsters, Inc. had been terminated (see discussion under Debt Reduction and Management Program).

b)

As a party to the proposed transaction with Crates Thompson Capital, the secured debenture holder agreed to the deferment of the scheduled quarterly payments of $261,319 since May 2003 and, as of November 24, 2004, the Company is in arrears to the secured debenture holder in the amount of approximately $1.8 million.

c)

Pursuant to the Top E® Settlement Agreement and as a result of Crates Thompson backing away from acquiring the shares and/or assets of the Company’s subsidiaries, discussions are taking place with this debt holder to take over the shares of Superstar Dragsters, Inc. and/or accept a cash buyout.

d)

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company has been in discussion with the note holder in its effort to settle this debt.  As at November 24, 2004, no settlement has been reached.

e)

In order to ensure that the continuity of the Company’s affairs during the sale of its subsidiaries is maintained and to keep staff from seeking out alternative employment at this crucial time, in September 2004 the board of directors approved the advance payment of severance for a total of approximately $78,000.

f)

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  However, due to the uncertainty, timing and the nature of the yet to be determined financial settlement (in terms of share vs. asset transaction) as well as future operations of the Company’s subsidiaries, the Company has been unable to put a new insurance policy in place.  Although the Company does not currently carry general liability insurance, management believes that the Company’s exposure has been reduced considerably due to the fact that the majority of the parks have closed down for the season.